UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33036

Mindray Medical International Limited

(Exact name of registrant as specified in its charter)

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan,

Shenzhen 518057

People’s Republic of China

(Address of principal executive office)

Ordinary Shares, par value HK$0.001 per share

American Depositary Shares, each representing one Class A Ordinary Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Mindray Medical International Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 15, 2016	Mindray Medical International Limited

		By:	/s/ Alex Lung
		Name:	Alex Lung
		Title:	Chief Financial Officer